Exhibit 99.46

INVESTMENT AGREEMENT AMENDMENT

THIS AGREEMENT made the 19th day of January, 2017,

BETWEEN:

LITHIUM AMERICAS CORP., a corporation incorporated under the laws of British Columbia,

(the “Corporation” or “LAC”),

- and –

GFL INTERNATIONAL CO., LTD., a corporation existing under the laws of Hong Kong,

(“Ganfeng”)

WHEREAS the Corporation and Ganfeng entered into an investment agreement dated January 17, 2017 (the “Investment Agreement”), pursuant to which, among other things, Ganfeng has agreed to purchase from the Corporation 75,000,000 Common Shares and lend to LAC US$125,000,000, on and subject to the terms and conditions of the Investment Agreement;

AND WHEREAS The Corporation contemplates entering into an Investment Agreement (the “BCP Investment Agreement”) with BCP Innovation Pte. Ltd. (“BCP”) in which BCP will acquire 50,000,000 Common Shares and lend to LAC US$80,000,000, but which is otherwise substantially similar to the Investment Agreement;

AND WHEREAS the Corporation and Ganfeng desire to amend the Investment Agreement and each of the Schedules to the Investment Agreement, being the Off-Take Agreement Terms in Schedule A (“Off-Take Agreement Terms”), the Loan Agreement Terms in Schedule B (“Loan Agreement Terms”) and the form of Investor Rights Agreement in Schedule C (“Investor Rights Agreement”), in accordance with the terms of this Amendment Agreement (this “Agreement”).

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the parties hereto agree as follows:

1. Capitalized Terms. Capitalized terms used and not otherwise defined in this Agreement have the meaning given to them in the Investment Agreement.

2. Amendments to Investment Agreement. The Investment Agreement is amended as follows:

(a)	Section 6.1 is amended by addition the following at the end of the Section:

(k) Terms of BCP Investment Agreement. The Corporation will have received a US$80 million loan facility and will have issued an aggregate 125,000,000 common shares at a price of $0.85 per share in connection with the completion of the BCP Investment Agreement, such transactions having material terms which are no more favourable than the material terms of the transactions contemplated by this Agreement;

(b)	Section 3.6 is amended in line three by inserting the following after the phrase “Innovation Pte. Ltd.,”:

“; and (iii) pursuant to an Investment Agreement dated January 19, 2017 between LAC and BCP Innovation Pte Ltd..”.

3. Amendments to Schedules. Provided that the transactions contemplated in the Bangchak Investment Agreement are completed, the schedules in the Investment Agreement are amended as follows, with the definitive agreements representing those schedules reflecting such amendments:

(a)	in the Off-Take Agreement Terms, the purchase entitlement of Ganfeng described in paragraph (a) will increase from 70% to 80%;

(b)	in the Loan Agreement Terms,

(i)	the following is added at the end of the description of “Drawdowns”:

“Drawdowns to be divided between Ganfeng and BCP under its US$80,000,000 loan facility (the “BCP Loan”) on a ratio of 70% Ganfeng/30% BCP.”;

(ii)	The Intercreditor agreement with BCP for its loan facility will include mutual most favoured nation terms, and the positive covenants will include most favoured nation terms; and

(iii)	the following is added at the end of the description of “Interest Payment Dates and Repayment Terms”:

“Notwithstanding the foregoing, any payment of principal or interest by Borrower under the Ganfeng Loan or the BCP Loan shall at all times be made to each of Ganfeng and BCP on the basis of a 70:30 ratio, respectively or such other ratio as may be agreed between the parties.”

(c)	each reference to “19.9%” under the definition of “Participation Right Entitlement” in the Investor Rights Agreement is amended to state “17.5%”.

4. Termination. The Investment Agreement will terminate if the Transaction Closing Date has not occurred by April 15, 2017, or such later date as the parties may agree.

5. Shareholder Vote. Ganfeng agrees to vote all Common Shares that it owns or controls in favour of the approval of the Bangchak Investment Agreement, and the issue of the Common Shares thereunder, at any Shareholder meeting of LAC convened to consider such transaction, and execute and deliver such additional voting support agreement in respect thereof, on customary terms, that LAC may reasonably request.

6. Full Force and Effect. Except as expressly amended by this Agreement, the Investment Agreement remains in full force and effect, unamended as of the date hereof and after giving effect to the amendments provided for herein.

7. Successors. This Agreement is binding on and enures to the benefit of the Corporation and Ganfeng and their respective heirs, administrators, executors, legal personal representatives, successors and permitted assigns.

8. Assignments. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by the Corporation without the prior written consent of Ganfeng, nor by Ganfeng without the prior written consent of the Corporation.

9. Amendment. This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by the Corporation and Ganfeng.

10. Execution. The Corporation and Ganfeng agree to execute and deliver such further and other papers, cause such meetings to be held, resolutions passed and by laws enacted, exercise their vote and influence, and do and perform and cause to be done and performed, such further and other acts and things that may be necessary or desirable in order to give full effect to this Agreement and every part thereof.

11. Counterparts. This Agreement may be executed in one or more counterparts, including by way of facsimile, or other electronic transmission each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

12. Jurisdiction. This Agreement, and all matters arising out of or related to this Agreement, shall be governed by, and construed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable thereto. Any suit, action or proceeding against the Corporation or Ganfeng arising out of or related to this Agreement shall be brought in the Province of British Columbia, and each of the Corporation and Ganfeng irrevocably and unconditionally attorn and submit to the exclusive jurisdiction of the courts of the Province of British Columbia over the subject matter of any such suit, action or proceeding. Each of Corporation and Ganfeng irrevocably and unconditionally waives any right it may have to trial by jury in respect of any suit, action or proceeding arising out of or related to this Agreement.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF this Investment Agreement Amendment has been executed and delivered by the undersigned as of the date first above written.

LITHIUM AMERICAS CORP.

By:	“W. Thomas Hodgson”
Name: W. Thomas Hodgson
Title: CEO

GFL INTERNATIONAL CO., LTD.

By:	“Wang Xiao Shen”
Name: Wang Xiao Shen
Title: Executive Director